

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459


RECD S.E.C.
MAY 9 2002
080

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 9, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 9, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

Item 1

MINUTES OF THE ORDINARY SHAREHOLDERS MEETING OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, on April 05, 2002 at 10:15 A.M., at the Corporate Headquarters' Auditorium, the Ordinary Shareholders' Meeting of Compañía de Telecomunicaciones de Chile S.A. was held, presided by the Chairman of the Board Mr. Bruno Philippi, and the Chief Executive Officer Mr. Claudio Muñoz, and acting as Secretary the Legal Counsel Mr. Cristián Aninat.

I.- Quorum:

Shareholders present or represented at the Shareholders' Meeting

	Series A Shares	Series B Shares	Total Shares
AFP Cuprum S.A.	32.343.940	3.687.876	36.031.816
AFP Habitat S.A.	47.729.311	4.715.985	52.445.296
AFP Magister S.A.	4.300.000	257.255	4.557.255
AFP Planvital S.A.	5.716.034	569.662	6.285.696
AFP Provida S.A.	60.656.248	5.787.260	66.443.508
AFP Santa María S.A.	26.303.750	2.471.117	28.774.867
AFP Summa Bansander S.A.	22.844.348	2.217.399	25.061.747
Citibank N.A. (1)	224.070.431	-	224.070.431
Telefónica Internacional Chile S.A.	376.067.554	41.751.815	417.819.369
Other Shareholders	14.506.444	3.631.263	18.137.707
Total Present shares	814.538.060	65.089.632	879.627.692
Blank Powers	306.128	4.893	311.021
Total Quorum	**814.844.188**	**65.094.525**	**879.938.713**

(1) Depositary Bank acting on behalf of the ADR holders

The meeting was held with a total assistance quorum equivalent to 91.9% of the total voting shares, amounting to 879,938,713 shares present or represented at the meeting. In compliance with the Company's bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote, such amount is equivalent to 478,578,544 shares.

II.- Notice:

In accordance with Article 35 of the Company's Bylaws, the Board summoned the shareholders to the Annual Ordinary Shareholder Meeting, in order to address the Annual Report, Balance Sheet and other matters related to ordinary meetings as detailed in the notice of meeting released through certain Chilean newspapers previously designated by the shareholders and sent by mail to the shareholders.

III.- Matters discussed and/or approved by the Ordinary Shareholders' Meeting:

1.- Approval of the Annual Report, Balance Sheet, Income Statements, and Reports of Account Inspectors and External Auditors for the fiscal year ended December 31, 2001

In accordance with the Article 53 of the Company's Bylaws and Article 76 of the Chilean Corporate law the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2001 have been published in the Chilean newspaper "El Mercurio" on March 19, 2002.

Afterwards, the shareholders were called to approve or reject the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2001.

Voting results:

Approve: 879,592,384 shares

Reject: 8,304 shares

Abstain: 338,025 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A. as Depositary, ask to record ADR holders voted as follows:

  Approve: 125,983,236 shares

  Reject: 8,304 shares

  Abstain: 27,004 shares

2.- Approval of distribution of earnings for the fiscal year ended December 31, 2001

According to Article 78 of Chilean Corporate law, Articles 32 and 55 of the Company's By-Laws and Circular No. 981 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission), the deficit of Ch$372 million (US$ 0.6 million)(1) generated during the development stage of certain subsidiaries (Infoera and Telefónica Gestión de Servicios Compartidos Chile S.A.), will be added to retained earnings accumulated at December 31, 2000. In addition, retained earnings will be increased by Ch$13,104 million (US$ 19.8 million), equivalent to the monetary appreciation during the year of retained earnings as of December 31, 2001. The Board agreed to propose to the Shareholder Meeting the payment of dividend number 162 for a total amount of Ch$1,233 million (US$1.9 million), which represents a 30% of the year 2001 net income.

All the foregoing as described below:

Retained earnings, December 31, 2000	**Ch$ 422,703,058,768**
+ Accrued deficit for subsidiaries in development stage	Ch$ 2,506,494,941
+ Appreciation (2001) of retained earnings as of 12.31.00	Ch$ 13,103,794,847
Retained earnings, December 31, 2001	**Ch$ 438,313,348,556**

Shareholders' Equity	
Common stock	Ch$ 827,731,302,188
Retained earnings	Ch$ 438,313,348,556
Total Shareholders' Equity	**Ch$ 1,266,044,650,744**

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	879,597,800 shares
Reject:	6,692 shares
Abstain:	334,221 shares

(1) All US$ amounts calculated using the observed exchange rate as of April 5, 2002, which was US$1.00 = Ch$662.78. For illustration purposes only.

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	125,988,652 shares
Reject:	6,692 shares
Abstain:	23,200 shares

3.- Appointment of two account inspectors and two alternate account inspectors for fiscal year 2002, and determine their compensation

According to Article 28 of the Company's Bylaws the shareholder's meeting has to appoint two accounts inspectors and their alternates for fiscal year 2002, and, likewise, such meeting shall determine their respective compensation.

The shareholders at the meeting proposed the designation as account inspectors of Mr. Gerardo Shell from Ecsa Chile and Axel Christhensen from AFP Cuprum, and as alternate account inspectors were proposed Mr. Ivan Araneda from Ecsa Chile and Carlos Mina from AFP Cuprum.

The Shareholders' Meeting agreed to maintain the amount of salary paid during fiscal year 2001, equivalent to a half month salary of a Board Member, or 60 UTM (approx.US$ 2,572), payable 30 days after the inspection.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor:	879,580,020 shares
Against:	19,944 shares
Abstain:	338,749 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve the proposal described above
- Citibank, N.A. acting for the ADR Holders voted as follows:

In favor:	125,970,872 shares
Against:	19,944 shares
Abstain:	27,728 shares

4.- Appointment of external auditors who will audit the accounts, inventory, balance sheet, and other financial statements of the Company

In Accordance with Article 27 of the Company's Bylaws and Article 52 of Chilean Corporate law, the Shareholders must appoint independent auditors every year to audit the financial statements of the Company.

Given that one of the partners of our current external auditor's firm, Arthur Andersen, have some legal problems in United States, and as the other partner in the firm, Langton Clarke, are looking for new partners in Chile, the Board of Directors and the Directors Committee proposed the following: to maintain the current firm until June 30, 2002 with the objective of giving continuity to the auditing process and to allow the Board and the Directors Committee to designate the External Auditors for the period July 2002 – April 2003 through an open bidding process.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	879,562,428 shares
Reject:	47,588 shares
Abstain:	328,697 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the proposal mentioned above.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	125,953,280 shares
Reject:	47,588 shares
Abstain:	17,676 shares

5.- Appointment of Local Credit Rating Agencies for the period May 2002-April 2003

In accordance with the Article 76 of the Chilean Markets law, The Company must designate two independant rating agencies to maintain a continuous rating of the Company's debt instruments in the local market. The Board and the Directors Committee agreed to propose to the Shareholder's Meeting the companies Fitch IBCA and Humphrey's Ltda. as rating agencies of the current debt instruments of the Company and those which would be issued during the period May 1, 2002-April 20, 2003.

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	879,593,056 shares
Reject:	13,016 shares
Abstain:	332,641 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the proposal mentioned above.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	125,983,908 shares
Reject:	13,016 shares
Abstain:	21,620 shares

6.- Determination of Board Members' compensation for fiscal year 2002

In accordance with the Article 21 and 32 of the Company's Bylaws, the Board members' compensations are to be determined at the Ordinary Shareholder Meeting each year.

Mr. Claudio Undurraga acting on behalf of Telefónica Internacional Chile S.A. and his own representation, proposed to maintain the same amount of compensation paid during the fiscal year 2001 as follows: each Director and Alternate Director will receive a monthly fee equivalent to 120 UTM (approx. US$ 5,144) for attending board meetings, provided that they have to attend at least one board meeting in such month. The Deputy Chairman of the board will receive 1.5 times the compensation paid to any other director, and the Chairman will receive a double compensation with respect to the one paid to other directors.

Voting results:

Shareholders present or represented at the meeting approved the proposition and voted as follows:

In favor:	879,558,692 shares
Against:	47,868 shares
Abstain:	332,153 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve the proposal described above.
- Citibank, N.A. acting for the ADR Holders voted as follows:

In favour:	125,949,544 shares
Against:	47,868 shares
Abstain:	21,132 shares

7. Approval of the compensation of the Directors' Committee members and the Directors' Committee Budget for 2002

The Shareholders are informed that during 2001 the Board of Directors did not incur any expenses aside from their compensation and expenses related to cellular telephones assigned to each Board Member. Also, according to article 50 bis of Chilean Corporate law, Shareholders are informed that during 2001 the Directors Committee did not incur any expenses.

According to the Law 19,705 effective as of December 20, 2000, all limited liability public companies with a market capitalisation higher than approximately Ch$23,688 million (equivalent to approximately US$ 35.7 million) must appoint a Directors Committee, composed of 3 directors. The majority of such directors must be independent from the controlling shareholder.

The main functions of the Directors Committee are:

- To review the Account Inspectors Report and the External Auditors Report
- To propose to the Board of Directors the External Auditors and Credit Rating Agency
- To examine all applicable transactions according to Article 44 and 89 of the Chilean Corporations law
- To review the salaries and bonuses of Senior Executives

The budget for this Committee and the compensations of each director and alternate director of the Director's Committee must be approved at the Ordinary Shareholders Meeting, as may be proposed by the majority of the shareholders at the Meeting.

For fiscal year 2002, the Board proposed as compensation to each Director Committee member, a monthly fee equivalent to UF 30 (approx. US$ 488,000) for attending committee meetings, provided that they have to attend at least one board meeting in such month. Additionally this Committee will have an annual budget of Ch$ 75.000.000 (approx. US$ 113,000) to pay for expenses related to their functions.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor:	879,554,712 shares
Against:	53,520 shares
Abstain:	330,481 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve the proposal described above.
- Citibank, N.A. acting for the ADR Holders voted as follows:

In favor:	125,945,564 shares
Against:	53,520 shares
Abstain:	19,460 shares

8.- Notice of certain transactions in accordance with Article No. 44 of the Chilean Corporate Law

Pursuant to Article 44 of the Chilean Corporate Law, the Company has to disclose a report of those transactions approved by the Board in order to inform shareholders of resolutions adopted during 2001 concerning transactions or contracts in which one or more Directors or Alternate Directors have an interest, either directly or through a third party. In such cases, such interest must be made known to the Board as well as to shareholders at the Ordinary Shareholders Meeting. Regarding the above the Company informed the following:

- In the Board of Directors' meeting No. 563, held in February 28, 2001, the Board approved the sale of the customer service and billing system to Telefónica Procesos y Tecnologías for US$ 19.3 million
- In the Board of Directors' meeting No. 567, held in April 25, 2001, the Board approved the termination of the service contract with Sonda, and the purchase of the applications software at book value.

- At the same meeting the board approved the following contracts: i) Agreement with Atento Chile S.A. as retail seller of the product Plan SLM, ii) Agreement with Telefónica del Perú to provide them rights to the usage of the submarine cable for full payment of US$265,000
- In the Board of Directors' meeting No. 561, held in June 20, 2001, the Board approved a new agreement with Publiguias which includes a contract for the printing of the white and yellow pages and a billing contract, among others.
- In the Board of Directors meeting N° 573 held in July 25, 2001 the Board approved the implementation of an analytical accounting model and approved contracts for the services of Telefónica Investigación y Desarrollo for the amount of US$ 569,881, for the services of Telefónica de Procesos y Tecnologías de Información for the amount of US$ 111,014 and outsourcing the hosting services with Telefónica del Perú for the amount of US$ 389,860.

9.- Approval of the Investment and Financing Policy for the year 2002 (according to Law D.L. 3500)

According to Article 32 bis of the Company's Bylaws and Article 119 of Law D.L 3500, the following investment and financing policy was approved in Ordinary Shareholder's Meeting:

YEAR 2002 INVESTMENT AND FINANCING STRATEGY OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Free translation from Spanish

GENERAL POLICY

Compañía de Telecomunicaciones de Chile S.A., "Telefónica CTC Chile" or "the Company", will concentrate investment resources in the year 2002 in all areas of business defined in its By-laws, with particular emphasis on the following:

- To service the communication needs of current and potential customers of the Company and its Subsidiaries by providing telecommunications, information and audio-visual communications services in the areas of available technology, provided that the conditions established by the regulatory framework allow for a minimum return for shareholders.
- To expand the activity of the Company domestically and internationally through the search for new business opportunities in markets where it can compete profitably because of its experience and skills in telecommunications.

- To implement a modern management strategy oriented towards maximising the value of the Company while innovating in the efficient organisation of employees and resources involved in the operation and development of telecommunications businesses.
- To ensure the appropriate allocation of investment funds and compliance with the solvency indicators consistent with the domestic economic situation and the international scenario.

The above framework has been implemented through the creation of the Telefónica CTC Chile Group and its Subsidiaries where each is autonomous in the management and optimisation of their business, within the framework of the general policies and financial controls of the group, and subject to the decisions of their own Boards of Directors.

I. INVESTMENT POLICY

As announced in the General Policy, Telefónica CTC Chile will make the investments necessary to comply with its social mission as established in the By-laws and the above objectives. For these purposes, the Company Management will have sufficient authority to invest in the telecommunications business based on the current regulatory framework, which implies the provision of services in accordance with the existing installed capacity and expansion plans for new services that allow for adequate levels of profitability according to technical-economic criteria.

Telefónica CTC Chile will invest in telecommunications-related businesses through the direct development of projects either on the part of the Parent or Subsidiaries and eventually through the formation and/or participation in civil or commercial companies.

Below is a description of the principal investment projects under consideration by the Telefónica CTC Chile Group for the year 2002.

1. AREAS OF INVESTMENT

a) NETWORK INFRASTRUCTURE

The Network Infrastructure of Telefónica CTC Chile is comprised of Fixed Telephony, Mobile Telephony, Data, Long Distance and IP Network Platforms. These networks include the telecommunications systems and equipment and associated intangible assets, and provide integrated physical, technological and operational support for the services offered by the Corporation to its customers. The investments in networks are described below:

Line Expansion Plan

Telefónica CTC Chile will continue using the available capacity of lines installed to expand service in the year 2002, in accordance with the tariff and regulatory environment, achieving complete coverage on the domestic market in Fixed Telephony. Investments associated to this are related to minor infrastructure works and equipment when demand so requires and the return of such investments is justified.

Quality of Service

This project includes various projects to be developed in order to replace outdated equipment, support networks, perform preventive maintenance and provide tools to better and optimally manage the capacity of networks so as to ensure their reliability according to international standards.

Long Distance Voice and Data Network

This area contemplates investments in order to continue developing a domestic and international fibber-optic network to increase the capacity and quality of long distance communications. It also includes the roll-out of a Multiservice Network, in order to provide the necessary infrastructure to sustain the current and future bandwidth requirements and maintain the current levels of quality of service.

Corporate Communications

Data Network projects and implementation of Private Networks will continue to be developed according to customer requirements and demand, as well as the provision of integrated solutions through dedicated or switched communications services and products.

The development of the IP Network will also be continued allowing the Company to offer efficient services that use Internet protocol.

Mobile Communications

The projects for the year 2002 will continue with the expansion of Mobile Telephony, as well as the necessary investments in order to maintain and improve standards of quality of service. Likewise, developments will continue in order to strengthen the provision of Value-Added Services, Data Services and Internet Services.

b) SALE OF LINES

Corresponds to investments associated to connection, transfer of lines, and line extensions, among others.

c) PUBLIC TELEPHONY AND TERMINAL EQUIPMENT

This corresponds to the investment required to maintain the number of existing Public Telephones and to the acquisition of Terminal Equipment for the sale of lines, as well as of equipment with new functions in order to offer new services.

d) INTERCONNECTIONS

Includes investments in interconnection links with long distance carriers, fixed telephony companies, mobile telephony companies and Internet service providers (ISPs). This also includes investments in the various services related to the unbundling of the network.

e) INFORMATION SYSTEMS

The information technology. resources, through the subsidiary Sonda, will be focused on information systems services, with the objective of being the leader in technological developments presented in Latin America.

f) e-BUSINESS

This refers to investments destined to transform internal and business processes of the Company so as to utilise Internet technologies and incorporate the best management practices associated to these technologies. These investments include the development of Internet projects for clients, complementing the telecommunications business.

g) BROADBAND AND INTERNET EXPANSION

Telefónica CTC Chile will continue with the implementation of broadband technologies through the integration of xDSL platforms and technologies, tele-surveyance and security services, among others. Additionnaly, investments in Community Internet Centers will allow Internet technology and its applications to be close to the community, with the development of specific contents of communitary use.

h) OTHER INVESTMENTS

This includes investments in information systems equipment and furnishings for administrative areas, and the improvement of administrative space and customer service together with the investments associated to medical care and other minor areas.

2. INVESTMENT FORECAST

The maximum investment limit of the group of companies will be determined on the basis of the cost of implementing the projects previously defined in the areas of investment, within the regulatory framework, and which will help satisfy the demand of new clients using existing capacity and ensuring an adequate return for the Company. It will also consider the provision of new services in accordance with the demand of corporate customers, maintenance of the levels of quality of service, and support operative and administrative management required by the subscriber growth of the Company.

The maximum investment in the formation of and/or participation in civil or commercial companies, both nationally as well as internationally, is set at 25% of the shareholders' equity in the most recent quarterly consolidated balance sheet presented to the Chilean Securities and Exchange Commission.

3. INVESTMENT IN FINANCIAL INSTRUMENTS

In addition, the Company will invest in financial assets so as to maximise the yield of cash surpluses and provide appropriate protection of the liabilities taken on by the Company in different currencies and at different interest rates. The investment portfolio will be diversified according to parameters for liquidity, return and risk of the issuer as determined by the Company Management, also taking into account the hedging of liabilities.

4. PARTICIPATION IN THE CONTROL OF INVESTMENTS

Since the investment projects of the Telefónica CTC Chile Group are principally related to its business, it has control over the different stages of development of those investments.

Should the participation of third parties be required in new businesses, the Company will regulate its relationship with them in due course by contracts.

II. FINANCING POLICY

During 2002, emphasis will be placed on the search of alternatives that allow for the improvement of the financial structure of the Company, through new financing and renegotiations of current debt conditions.

The sources of financing of the investments for the year 2002 will be managed according to the long-term Financial Plan of the Company. The financial resources required in the year 2002 will be obtained internally, from traditional borrowing, from the sale and leasing of real estate with or without a purchase option, from public or private debt instruments with or without the option to convert into capital in Chile or abroad, from bank loans, supplier credit, the securitization of assets and capital contributions, if strategic considerations make it advisable. Other alternatives of financing available on the local and international financial markets may also be considered if convenient to the Company, after an economic and financial assessment.

The internal resources may consist of accounting depreciation, other amortisation and net profits for the period. Profits in the period constitute a net source of financing in the proportion approved for retention by the General Shareholders Meeting.

The maximum consolidated debt-to-equity ratio of the Group may not exceed 1.6 unless the most restrictive limit established in the covenants in effect with lenders is above 1.6, in which case the most restrictive limit agreed upon with lenders will apply. However, this limit may not exceed 1.75. Borrowing will be determined as the ratio between debt and equity. "Debt" will be considered all consolidated total liabilities and "Equity" the difference between all consolidated assets and consolidated total liabilities. The calculation of this ratio will be calculated as of one same date and in currency of the same purchasing power.

III. MANAGEMENT'S ATTRIBUTES TO DETERMINE GUARANTEES AND RESTRICTIONS ON THE DISTRIBUTION OF DIVIDENDS WITH LENDERS

Notwithstanding the restrictions established by law or by the By-laws regarding the granting of real or personal guarantees to secure third-party obligations, the Company's Management may not agree to the granting of real or personal guarantees to secure obligations of the Company or of third parties, other than subsidiaries, except after approval by an Extraordinary Shareholders Meeting. Cash obligations arising from price balances for the purchase of chattel or real estate are exempt from the foregoing if they are secured under real guarantees on the same assets that are purchased.

The Company may agree to restrictions on the distribution of dividends with lenders only after approval by an Ordinary or Extraordinary Shareholders Meeting.

IV. ASSETS ESSENTIAL TO THE OPERATION OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

Assets essential to the operation of Compañía de Telecomunicaciones de Chile S.A. are all networks and switching centres, principal works and equipment in service, including land and easements required for the operation of these facilities, protected by the respective concession decrees. Notwithstanding the foregoing, those assets may be modified or replaced given their technical or economic obsolescence.

Compañía de Telecomunicaciones de Chile S.A. declares as its Essential Assets 51% of the shares in Telefónica Móvil de Chile S.A., Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. and Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. including the assets required to operate these companies, either owned by them or having been leased thereto by Compañía de Telecomunicaciones de Chile S.A., protected by the respective concession decrees, as well as the assets that modify or replace them because of technical or economic obsolescence.

Moreover, should any of the subsidiaries Telefónica Móvil de Chile S.A., Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. or Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. convene an Extraordinary Shareholders Meeting to transfer part or all of their assets mentioned in the previous paragraph, Compañía de Telecomunicaciones de Chile S.A. must convene an Extraordinary Shareholders Meeting of its own to decide on the terms under which its representatives will vote at the subsidiary's Extraordinary Shareholders Meeting.

V. MANAGEMENT'S ABILITY TO SUBSCRIBE, AMEND OR RENEW PURCHASE, SALE OR LEASING AGREEMENTS REGARDING GOODS AND SERVICES REQUIRED FOR REGULAR OPERATION OF TELEFONICA CTC CHILE

Apart from its inherent powers, the Company's Management shall, pursuant to the By-laws, have sufficient power as necessary to subscribe, amend or cancel purchase, sale or leasing agreements of goods and services for regular operation of the Company, within the applicable legal framework and while observing the conditions reigning on the markets for goods or services of the same type, quality, characteristics and conditions.

However, the Administration couldn't alienate the goods or property rights declared essential for the performance without a favourable previous agreement of the Extraordinary Shareholders Meeting.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	878,756,004 shares
Reject:	643,212 shares
Abstain:	539,497 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve the investment and financial policy described above.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	125,146,856 shares
Reject:	643,212 shares
Abstain:	228,476 shares

10.- Communicate the Dividend Policy for the year 2002

In accordance with the Circular No. 687 of the *Superintendencia de Valores y Seguros de Chile (SVS),* the Board of Directors approves the Dividend Policy which is disclosed in Ordinary Shareholder Meeting. The Dividend Policy approved for year 2002 is as follows:

2002 Dividend Policy

Free translation from Spanish

1. Regarding fiscal year 2002, it is the intention of the Company's Board of Directors to distribute at least a 30% of the Company's net income through the payment of the single dividend in May 2003, to be proposed at the Annual General Shareholders' Meeting.

2. The dividend policy for 2002 and following years will be defined in line with the objectives set forth in the Company's Financial Plan, which is mainly focused on the reduction of debt, so as to adjust the financial structure of the Company.

3. This policy represents the intention of the Board of Directors, and its implementation will depend on the net income actually obtained, as well as on projections that may be periodically made by the Company or on the occurrence of certain events.

4. The procedure for payment of dividends is as follows:

4.1 For the collection of dividends, shareholders may choose one of the following alternatives:

a) Direct payment through a check or a cashier's check (for whatever amount of the dividend payment).

For shareholders residing in Santiago, payment will be made at a bank designated for this purpose in the downtown area, named in the publication of the dividend. Uncollected payments will be handled by the Shareholders Office of Telefónica CTC Chile at Av. Providencia 111, 2nd floor, or a bank named for this purpose, subject to prior notification to shareholders.

For shareholders residing outside the Santiago area, payment of dividends will take place in the Company's regional offices.

For ADR holders, payment will be made through the depositary bank, as established in chapter XXVI of Title I of the *Compendio de Normas de Cambios Internacionales* (Compendium of International Exchange Regulations) of the Central Bank of Chile and in the Deposit Agreement between Citibank N.A. and Compañía de Telecomunicaciones de Chile S.A.

b) Deposit in checking account.

c) Deposit in savings account.

d) Payment sent by registered mail to the shareholder's residence in the form of a check or cashier's check.

4.2 Shareholders will be asked to choose one of these four alternatives, which are mutually exclusive, giving preference to those that do not contemplate direct payment at the Company's offices or through third parties.

4.3 In order to make the payments and to avoid undue payments, the following precautions have been taken:

a) Direct payment will require:

- The identification card of the shareholder, when he/she personally requests payment.

- Notarised authorisation allowing for payment to a third party when such third party is sent on behalf of the shareholder to collect payment. Such person will also need to identify him/herself.

b) For payment by deposit in checking or savings accounts, the account must be in the name of the shareholder.

c) For the issuance of checks or cashier's checks, for direct payment or payment by registered mail, the following considerations apply:

- All checks and cashier's checks will be made out to the shareholder's name, unless requested otherwise in writing by the shareholder.
- All checks to institutions regardless of amount, and to individuals when in an amount higher than Ch$500,000, will be for deposit only, unless the shareholder requests otherwise in writing.

11.- Inform the cost for processing, printing and mailing the information referred to in Circular No.1494 of the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Exchange Commission).

According to circular N°1494 of the Superintendencia de Valores y Seguros de Chile, all public companies must provide shareholders with an annual statement of shareholdings, detailing the variations and balances of their investment.

Total cost for processing, printing and mailing these statements for all shareholders registered as of December 31, 2001, amounted to Ch$ 2,906,353 (equivalent to approximately US$ 4,385)

12.- Designation of a Newspaper with circulation within Santiago de Chile in which notices for future ordinary and extraordinary shareholders meeting will be published, if any.

The majority shareholders at the meeting proposed the nation wide circulation newspaper "El Mercurio" in which notices for future ordinary and extraordinary shareholders meeting will be published, if any.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favour:	878,763,212 shares
Against:	642,152 shares
Abstain:	533,349 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

The Chilean pension funds approved the proposal described above.

Citibank, N.A. acting for the ADR Holders voted as follows:

In favour:	125,154,064 shares
Against:	642,152 shares
Abstain:	222,328 shares

IV. Closing of the Ordinary Shareholders' Meeting

The Chairman closed the Ordinary Shareholders' meeting at 11:30 hrs., after thanking the Shareholders for their kind attendance.

Minutes of Shareholders' Meeting were signed by the following people:

MRS. HELIA URBINA A. MR ELIAS EGNEM SCHMIDT

MR. CLAUDIO UNDURRAGA A. MR. CRISTIAN ANINAT S.

MR. BRUNO PHILIPPI I.

Item 2

MINUTES OF THE EXTRAORDINARY SHAREHOLDER MEETING OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, on April 05, 2002 at 11:40 A.M., at the Corporate Headquarters' Auditorium, an Extraordinary Shareholders' Meeting of Compañía de Telecomunicaciones de Chile S.A. was held, presided by the Chairman of the Board Mr. Bruno Philippi, and the Chief Executive Officer Mr. Claudio Muñoz, and acting as Secretary the Legal Counsel Mr. Cristián Aninat. Also present at the meeting was the Notary Mr. Alvaro Bianchi Rosas

I.- Quorum:

Shareholders present or represented at the Shareholders' Meeting

	Series A Shares	Series B Shares	Total Shares
AFP Cuprum S.A.	32.343.940	3.687.876	36.031.816
AFP Habitat S.A.	47.729.311	4.715.985	52.445.296
AFP Magister S.A.	4.300.000	257.255	4.557.255
AFP Planvital S.A.	5.716.034	569.662	6.285.696
AFP Provida S.A.	60.656.248	5.787.260	66.443.508
AFP Santa María S.A.	26.303.750	2.471.117	28.774.867
AFP Summa Bansander S.A.	22.844.348	2.217.399	25.061.747
Citibank N.A. (1)	224.070.431	-	224.070.431
Telefónica Internacional Chile S.A.	376.067.554	41.751.815	417.819.369
Other Shareholders	15.198.423	3.669.042	18.867.465
Total Present shares	815.230.039	65.127.411	880.357.450
Blank Powers	306.128	4.893	311.021
Total Quorum	**815.536.167**	**65.132.304**	**880.668.471**

(1) Depositary Bank acting on behalf of the ADR holders

The meeting began with a total assistance quorum equivalent to 92% of the total voting shares, amounting to 880,668,471 shares present or represented at the meeting at that time. In compliance with the Company's bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote, such amount is equivalent to 478,578,544 shares.

II.- Notice:

In accordance with Article 35 of the Company's by-laws, and article 59 of the of Chilean Corporate law and. This Extraordinary Shareholder Meeting was called in order to address the matters detailed in the notice of meeting released through certain Chilean newspapers and sent by mail to the shareholders.

Following is the the text of the Notice of Meeting sent to the shareholders:

NOTICE OF MEETING

Extraordinary Shareholder's Meeting

Compañía de Telecomunicaciones de Chile S.A. announces its Extraordinary Shareholder's Meeting, to be held on April 5, 2002, immediately following the Ordinary Annual Shareholder's Meeting, in the Auditorium of Telefónica CTC Chile's Corporate Headquarters, located at Avda. Providencia 111, Santiago de Chile. The issues to be considered are the approval of certain changes to Telefónica CTC Chile's By-laws. The proposed changes are the following:

1. Eliminate the reference to the indicator of "adjusted accounting assets" (*activo contable depurado*), as of August 1, 2002;
2. Eliminate references to the State of Chile as a shareholder;
3. Incorporate the brand names "Telefónica CTC Chile S.A.", "Telefónica CTC S.A." and "CTC S.A.";
4. Establish the indefinite duration of the Company;
5. Establish the indefinite duration of preferences of shares and shareholders;
6. Update the figure of the Company's capital;
7. Replace the word "owner" by "titular" in reference to the titles of the Board Members;

8. Incorporate a new article regarding the establishment of the Directors Committee, as required by law;
9. Establish a procedure by which to name an alternate Chief Executive Officer, in the absence of the Chief Executive Officer ;
10. Eliminate the first and fourth transitory articles;
11. Approval of various wording changes in several articles, and modification of certain articles in order to adapt them to the Chilean Corporations Law (N°18,046);
12. Approval of a new revised text of Compañía de Telecomunicaciones de Chile S.A.'s By-laws;
13. Communicate and analyze all issues relating to the above-mentioned matters and reach the necessary agreements.

III.- Matters discussed and/or approved by the Extraordinary Shareholders' Meeting:

The issues considered in the Extraordinary Shareholders' Meeting are related to the approval of certain changes to Telefónica CTC Chile's By-laws, mainly in order to update them and adapt them to the Chilean Corporations Law (N°18,046). The former version of Telefónica CTC Chile's By-laws was dated 1981. The first two items required approval of 75% of shares issued and with voting rights, and the rest required approval of the majority of the shares present at the Shareholders Meeting.

In the extraordinary Board Meeting held on April 4, 2002, the Board approved the the elimination of items number 4 and 5 from the issues listed on the notice of meeting. This is approved by the Shareholders Meeting.

a) Items that required approval of 75% of shares issued and with voting rights:

1. Limit the validity of the indicator of "adjusted accounting assets" (activo contable depurado), as of August 1, 2002

The indicator of "adjusted accounting assets" is used to determine the investment limit of Chilean Pension Funds in publicly traded companies. As a result of the publication, on February 28, 2002, of Law N°19,795, which modifies certain matters related to Pension Fund investments, compliance with this indicator is no longer required in order for Pension Funds to invest in publicly traded companies.

As a result, the proposal is to eliminate the reference made in article five bis and to move it to a transitory article of the by-laws:

TRANSITORY ARTICLE ONE : In accordance with article one hundred and twelve of Decree Law N°3,500, the Company's adjusted accounting assets, calculated based on the unconsolidated balance sheet, should be at least the minimum value that provides an indicator of adjusted accounting assets as a proportion of total assets equal to one, as stated in article forty-seven of such Law. This article will lose its validity as of August 1, 2002.

The shareholders were called to approve or reject this proposal to change the By Laws:

- All Shareholders present or represented at the meeting approved all items described above
- The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:
  - The Chilean pension funds stated that they approve the above proposal.
  - Citibank, N.A. acting for the ADR Holders voted as follows:
    Approve: 119,786,268 shares
    Reject: 9,228 shares
    Abstain : 3,793,536 shares

2. Eliminate references to the State of Chile as a shareholder

When the State of Chile was Shareholder of the Company, the by-laws contained certain preferences in its favour. Currently, the State of Chile does not hold any shares of the Company and, as a result, all references to the State of Chile as a shareholder of Telefónica CTC Chile are no longer applicable. These reference are contained in article Thirty-two Bis, Forty Bis and Transitory article Five:

ARTICLE THIRTY-TWO BIS: The following sentence is eliminated from this article: "If the State of Chile, directly or indirectly, through companies belonging to the State, decentralized, autonomous or municipal institutions, or through any other legal entity, owns fifty per cent or more of the issued stock, said Strategy must include the criteria for determining the sale prices of the products and services of the Company and will require, for its approval, the vote of the majority shareholders representing the State and of the absolute majority of the remaining shareholders."

ARTICLE FORTY BIS: The following sentence is eliminated from this article: "These rules will not be applicable to the State of Chile when it, directly or indirectly, through companies belonging to the State, decentralized, autonomous or municipal institutions, or through any other legal entity, is a shareholder of the Company."

In addition, transitory article five, which also refers to the State of Chile as a shareholder of the Company, is eliminated.

The shareholders were called to approve or reject this proposal to change the By Laws:

- All Shareholders present or represented at the meeting approved all items described above
- The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:
  - The Chilean pension funds stated that they approve the above proposal.
  - Citibank, N.A. acting for the ADR Holders voted as follows:
    Approve: 119,425,784 shares

Reject: 3,444,220 shares
Abstain : 719,028 shares

'b) Items that required approval of the majority of the shares present at the Shareholders Meeting:

1. Incorporate the brand names "Telefónica CTC Chile S.A.", "Telefónica CTC S.A." and "CTC S.A."

The following article is modified as follows:
ARTICLE ONE: A public Company is constituted, denominated COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A., which may use the following brand names for publicity, banking and promotional purposes: "TELEFONICA CTC CHILE S.A.", "TELEFONICA CTC S.A." or "CTC S.A.". It will abide by the norms set forth in these By-laws and, in absence of mention in them, by Law N°18,046, its regulations and any other regulations applicable to this type of company.

The shareholders were called to approve or reject this proposal to change the By Laws:

- All Shareholders present or represented at the meeting approved all items described above
- The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:
  - The Chilean pension funds stated that they approve the above proposal.
  - Citibank, N.A. acting for the ADR Holders voted as follows:
    Approve: 120,137,228 shares
    Reject: 3,446,528 shares
    Abstain : 5,276 shares

2. Update the figure of the Company's capital

The Company's capital, as stated in Article Five of the Company's By-laws, is updated every year, after the Ordinary Annual Shareholders Meeting. The figure of Telefónica CTC Chile's capital is now updated as of December 31, 2001, as follows:
ARTICLE FIVE : The capital of the Company is the sum of Ch$715,017,592,036, divided into 957,157,085 shares without nominal value, fully subscribed and paid.

The shareholders were called to approve or reject this proposal to change the By Laws:

- All Shareholders present or represented at the meeting approved all items described above
- The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:
  - The Chilean pension funds stated that they approve the above proposal.
  - Citibank, N.A. acting for the ADR Holders voted as follows:
    Approve: 123,578,788 shares
    Reject: 3,092 shares
    Abstain : 7,152 shares

3. Replace the word "owner" by "titular" in reference to the titles of the Board Members

In relation with the members of the Board of Directors, each reference to an "owner Director" in the Company's By-laws will be replaced by only the word "titular Director". This is done because Chilean Corporate Law N°18,046 refers only to the term "titular" in this context. Articles Twelve, Thirteen, Nineteen, and Forty nine are modified accordingly.

The shareholders were called to approve or reject this proposal to change the By Laws:

- All Shareholders present or represented at the meeting approved all items described above
- The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:
  - The Chilean pension funds stated that they approve the above proposal.
  - Citibank, N.A. acting for the ADR Holders voted as follows:

    Approve: 122,960,160 shares
    Reject: 4,572 shares
    Abstain : 624.300 shares

4. Incorporate a new article regarding the establishment of the Directors Committee, as required by law

Law N°19,705 effective as of December 20, 2000, establishes norms to protect the interests of minority Shareholders ("Corporate Governance"). Accordingly, all public companies with market capitalization higher than approximately Ch$24,304 million (equivalent to approximately US$36 million) must appoint a Directors Committee, which majority is made up of representatives of minority Shareholders.

In compliance with this law, the following article is incorporated into the Company's By-laws:

SECTION FOUR: DIRECTORS COMMITTEE
ARTICLE TWENTY-FOUR "A": As long as the Company remains a publicly-traded stock company and has capital equal or larger to the equivalent of 1,500,000 Unidades de Fomento (approximately US$36 million) it will be obliged to designate a Directors Committee, that will be subject to the regulations mentioned in article fifty Bis of Law N°18,046.

The shareholders were called to approve or reject this proposal to change the By Laws:

- All Shareholders present or represented at the meeting approved all items described above
- The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:
  - The Chilean pension funds stated that they approve the above proposal.
  - Citibank, N.A. acting for the ADR Holders voted as follows:

    Approve: 123,578,212 shares
    Reject: 7,692 shares

Abstain : 3,128 shares

5. Establish a procedure by which to name an alternate Chief Executive Officer, in the absence of the Chief Executive Officer ;

Reference to the position of Deputy Chief Executive Officer is eliminated from Article Twenty-six of Telefónica CTC Chile's by-laws. A hierarchical order will be established among the executives of Telefónica CTC Chile, and in the case of absence of the Chief Executive Officer, he will be replaced by the executives established in this list, in descending order.

The shareholders were called to approve or reject this proposal to change the By Laws:

- All Shareholders present or represented at the meeting approved all items described above
- The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:
  - The Chilean pension funds stated that they approve the above proposal.
  - Citibank, N.A. acting for the ADR Holders voted as follows:
    Approve: 122,948,412 shares
    Reject: 11,692 shares
    Abstain : 628,928 shares

6. Eliminate the first and fourth transitory articles;

The first and fourth transitory articles of Telefónica CTC Chile's By-laws are eliminated, since they are in reference to issues that are no longer applicable to the Company.

The first Transitory Article refers to the form and term in which to pay capital increases approved in Extraordinary Shareholders Meetings held on December 1, 1992 and March 13,1998.

The Fourth Transitory Article refers to the need for a special quorum to approve the investment and financing policy when the State owns 50% or more of outstanding shares.

The shareholders were called to approve or reject this proposal to change the By Laws:

- All Shareholders present or represented at the meeting approved all items described above
- The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:
  - The Chilean pension funds stated that they approve the above proposal.
  - Citibank, N.A. acting for the ADR Holders voted as follows:
    Approve: 121,853,028 shares
    Reject: 17,164 shares
    Abstain : 1,718,840 shares

7. Approval of various wording changes in several articles, and modification of certain articles in order to adapt them to the Chilean Corporations Law (N°18,046)

The wording of certain articles of the Company's By-laws are modified and improved, having no material impact on such By-laws. In addition, certain articles are modified in order to adapt them to the Chilean Corporations Law (N°18,046) currently in effect. The articles that are modified are articles Sixteen, Seventeen, Eighteen, Twenty, Twenty-one, Twenty-two, Twenty-three, Twenty-seven, Thirty-five, Thirty-six, Thirty-nine, Forty-four, Forty-seven, Forty-eight and Fifty-two.

The shareholders were called to approve or reject this proposal to change the By Laws:

- All Shareholders present or represented at the meeting approved all items described above
- The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:
  - The Chilean pension funds stated that they approve the above proposal.
  - Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	121,967,776 shares
Reject:	6,688 shares
Abstain :	1,614,568 shares

8. Approval of a new revised text of Compañía de Telecomunicaciones de Chile S.A.'s By-laws;

The new revised text of the Company's By-laws will be modified to include the changes that have been approved in the Extraordinary Shareholders Meeting.

At this date the revised text of Telefónica CTC Chile's by-laws approved at the shareholder meeting is available in our web site www.telefonicadechile.cl in Spanish, and a free translation of the revised By-laws of the Company is included in this summary of the Extraordinary Shareholders Meeting Minutes.

BY-LAWS

OF

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

SECTION ONE

NAME, DOMICILE, DURATION AND PURPOSE

ARTICLE ONE. A corporation is organized under the name of COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A., which will be governed by the provisions of these Bylaws. For those matters that are not regulated hereby, the provisions of Law No. 18,046, its Regulations and other relevant provisions related to this type of company, shall apply. For advertising, banking and promoting purposes, the Company may use the following fancy names: "TELEFONICA CTC DE CHILE S.A.", "TELEFONICA CTC S.A." or "CTC S.A."

"Article One Bis: Notwithstanding the provisions of the preceding article, the Company shall be subject to the provisions of Decree Law No. 3500, of 1980 and its amendments, since it falls under the situation foreseen in Article 111 of that body of Law".

ARTICLE TWO. The Company shall have its legal domicile in the City of Santiago, Chile, notwithstanding other branch offices, agencies, representation offices, exchange facilities, offices or service facilities opened elsewhere in the country or abroad by decision of the Board of Directors.

ARTICLE THREE. The Company shall have duration through August 10, 2068.

ARTICLE FOUR. The purpose of the Company is: a) the establishment, installation, operation, exploitation and administration in general of all kind of networks, systems and services of telecommunications, information, audiovisual communication and broadcasting, entertainment and all kind of related services which include any transmission, broadcasting, processing, recording and reception of signs, signals, written material, sounds and images of any nature by means of physical lines, radio, electricity, optical, electromagnetic means or other system allowed by science and technology; b) The establishment, installation, operation, exploitation and management of telecommunications services regarding which the pertinent Administrative Authority grants the Company the corresponding concessions, permits and/or service authorizations; c) The advising and management of networks, systems and services of telecommunications, information, communication and audiovisual broadcasting, entertainment and any other related service; d) Research and development within the aforementioned fields; e) The design, development, manufacture, improvement, import, export, distribution, marketing, repair, maintenance and the performance of any other industrial or commercial activity referred to any kind of networks, systems, products, equipment, elements, parts and materials without exception, either directly or indirectly related to telecommunications, information, communication and audiovisual broadcasting and entertainment; f) The performance of any kind of commercial activities related either directly or indirectly to telecommunications, information, communication and audiovisual broadcasting and entertainment including the purchase, sale and promotion of the Company's own or third parties' services and products; g) The participation in organizations, institutions, meetings and study groups of academic, entrepreneurial or any other type either directly or indirectly related to the Company, and h) The subscription of any kind of agreements or covenants related either directly or indirectly to the Company's activities. In order to carry out all the activities that are part of the purpose of the Company it will be entitled to do them either locally or in foreign countries, either directly or indirectly through the minority or majority participation in third parties that are either companies or other juridical entities with an identical or similar purpose.

SECTION TWO

ARTICLE FIVE. The capital of the Company amounts to seven hundred and fifteen billion, seventeen million, five hundred and ninety-two thousand, thirty-six pesos (Ch$ 715,017,592,036), divided into nine hundred and fifty-seven million, one hundred and fifty-seven thousand, eighty-five (957,157,085) shares with no par value.

Shares are divided into two Series, called "A" and "B". Eight hundred and seventy-three million, nine hundred and ninety-five thousand, four hundred and forty-seven (873,995,447) shares are Series "A" and eighty-three million, one hundred and sixty-one thousand, six hundred and thirty-eight (83,161,638) shares are Series "B". The shares will continue to pertain to their original Series regardless of any transfer or assignment.

"Article Five Bis: No person, either directly or indirectly or through related persons, will be entitled to concentrate more than 45 % of the Company's capital with voting rights. Pursuant to the stipulations of Articles 114, 115 and 116 of Decree Law No. 3,500 of 1980 as amended, the Company's managers shall survey the strict compliance with the above. Also, a minimum 10% of the Company's capital with voting rights shall be owned by minority shareholders; at least 15% of such capital shall be subscribed by more than 100 shareholders who are not related, and each of them shall own a minimum equivalent to UF100 in shares according to the value assigned to them during in the last Balance Sheet.

In order to comply with the stipulations of Article 114 of such Decree Law when a shares transfer is filed for registration only the amount of shares not exceeding the limits accepted by the law or by these By-laws will be recorded in the name of the corresponding shareholder. In the event a shareholder is in possession of a number of shares higher than the number allowed by these By-laws, the Company shall, within 15 days, instruct such shareholder to transfer the balance without prejudice of the obligation for both to sign a de-concentration agreement under the terms indicated in Articles 124 and following of Decree Law 3,500 of 1980 as amended.

The shareholders will have the preemptive option to subscribe shares originated by a Capital Increase and bonds convertible into shares. In any event, this right shall be exercised according to the legal and statutory standards regulating the maximum allowed concentration.

The Company is entitled to request from its shareholders the necessary background to determine the existence of related persons or, in the case of shareholders that are juridical persons the names of their main shareholders and partners and those of the natural persons related to them. The shareholders shall be obliged to disclose such information. A minority shareholder and a related person are those included in the definitions stipulated in Article 98 of Decree Law 3,500 of 1980 as amended".

ARTICLE SIX. The shares shall be registered and each Series shall be numbered correlatively.

ARTICLE SEVEN. The form of the stock certificates, issue, exchange, invalidation, loss, replacement, assignment and other circumstances thereof, shall be governed by the provisions of the Law and its Regulations. The stock certificates shall include reference to the preferences contemplated in these Bylaws.

ARTICLE EIGHT. With respect to each Series of shares, a Record shall be kept of all stockholders of the relevant Series with indication of the number of shares held by each one of such stockholders.

ARTICLE NINE. In the event of one or more shares jointly belonging to several persons, the joint-owners shall be required to appoint an attorney in fact to act on behalf of all of them before the Company.

ARTICLE TEN. Possession of one or more shares implies absolute consent and acceptance of the corporate Bylaws and regulations and of the decisions of the Stockholders' Meetings and of the Board of Directors in matters of their particular authority, including decisions taken prior to subscribing or acquiring such shares.

Acceptance of the decisions of Stockholders' Meetings is understood without detriment to the rights of dissenting stockholders, as provided in Article Forty-Seven of these Bylaws.

ARTICLE ELEVEN. Preferences enjoyed by Series "A" and "B" shares and stockholders under the terms of these Bylaws shall be governed by transitory article 4 of Law No. 18,046.

SECTION THREE

MANAGEMENT OF THE COMPANY

ARTICLE TWELVE. The Company shall be managed by a Board of Directors of seven regular and alternate members. Of these, six shall be elected by the Series "A" stockholders and one by the Series "B" stockholders.

The disabilities, incompatibilities, disqualifications, prohibitions and other obligations and provisions set forth in the Law shall be applicable to Regular as well as Deputy Directors.

Regular or Deputy Directors on behalf of the Series "B" are required to be stockholders in the Company.

ARTICLE THIRTEEN. Regular and Deputy Directors shall be elected by the Regular Stockholders' Meeting as set forth in Article Forty-Nine of these Bylaws, who shall remain three years in office and who may be re-elected indefinitely. Directors shall be renewed as a whole every three years.

ARTICLE FOURTEEN. Whenever the Stockholders' Meeting called to periodically elect Directors should fail to meet on the established date for some reason or other, the incumbents completing their term of office shall continue therein until their replacements are appointed. The Board of Directors will be required to summon a Stockholders' Meeting within thirty days to decide on the appointments.

ARTICLE FIFTEEN. The Board of Directors shall hold regular and special meetings. The former shall be held at least once a month on dates set in advance by the Board itself. The latter shall be held whenever summoned by the Chairman or Vice Chairman, as appropriate, directly or at the request of one or more Directors, with prior approval of the need for such meeting by the Chairman or Vice Chairman, as appropriate. The foregoing is applicable unless the meeting is requested by the absolute majority of the Directors, in which event the meeting shall be necessarily held without prior approval. Special meetings shall consider only those matters expressly indicated in the summons, and such meetings shall be called by way of a registered letter mailed to each one of the Directors at least three days in advance of the scheduled date.

This period may be reduced to 24 hours in advance, if the letter is personally delivered to the Director by a Notary Public. The summoning notice to a special meeting shall contain reference to the matters to be discussed therein, which reference may be omitted if all the Directors of the Company attend such meeting.

ARTICLE SIXTEEN. The Board of Directors shall be validly established with the presence of the absolute majority of its members. Board resolutions and decisions shall be carried with the consenting vote of the absolute majority of participating Directors entitled to vote. The foregoing is not applicable to matters requiring special majorities under the Law or these Bylaws.

In the event of a tie, the presiding officer shall cast the deciding vote.

ARTICLE SEVENTEEN. Board meeting discussions and decisions shall be recorded in a Minute Book by whatever system available, provided such system guarantees the impossibility of insertions, deletions or other alterations which may affect the accuracy of the minutes, which shall be signed by the Directors attending the meeting.

In the event of death of a Director or of his inability to sign the minutes, record of the corresponding circumstance or impediment shall be included in the relevant minutes.

The minutes shall be signed before the next regular meeting or at the next meeting held and shall be understood to be approved upon signature.

Directors wishing to safeguard their responsibility with respect to some action or decision of the Board, shall require that their opposition be recorded in the minutes, of which circumstance the next Regular Stockholders' Meeting shall be informed by the presiding officer.

Directors considering the minutes to reflect inaccuracies or omissions, are entitled to stamp their reservations before signing such minutes.

"Article Seventeen Bis: All acts and contracts executed by the Company with its controlling stockholders, its directors or executive officers, or with related persons, must be approved in advance by two thirds of the Board of Directors and must be recorded in the relevant minutes, without prejudice to the provisions of Article Forty-Four of Law No. 18,046 and other relevant provisions of said body of law or its Regulations, with respect to Directors."

ARTICLE EIGHTEEN. The Board may be revoked only as a body by a Regular or Special Stockholders' Meeting. Consequently, one or more of its members may not be revoked individually or collectively.

In any case, the stockholders of each one of Series "A" and "B", shall vote only in respect of the revocation of the Directors on behalf of their own particular Series.

ARTICLE NINETEEN. If one or more Regular Directors are unable to attend a meeting for whatever reason, they shall be replaced in such meeting by their respective Deputy Directors. This provision is applicable likewise in the event of resignation, impossibility, incapacity, disability, death or other circumstance as a result of which a Regular Director ceases to hold office.

In the event of a vacancy affecting a Regular Director and his respective Deputy, the Board shall be renewed as a body at the next Regular Stockholders' Meeting held by the Company and, in the meantime, the Directors on behalf of the same Series as the vacating Regular and Deputy Directors, shall appoint their replacements.

All Board appointments, replacements or vacancies shall be reported to the Superintendencia de Valores y Seguros de Chile (the Chilean Securities and Exchange Commission) within three days. Moreover, notice of all corporate Board changes shall be published in a Santiago newspaper.

ARTICLE TWENTY. Acts and contracts in which one or more Directors hold an interest, directly or on behalf of third parties, shall be executed by the Company only after the operations involved are known to and previously approved by the Board and provided their conditions are adjusted to similar equity conditions ordinarily prevailing in the market. Decisions in this respect taken by the Board shall exclude the participation of the Director or Directors involved. Such decisions shall be reported to the next Stockholders' Meeting by the presiding officer and indication of this matter shall be contained in the pertinent summoning notices.

A Director is presumed by law to have an interest in any negotiation, act, contract or operation, whenever such negotiation, act, contract or operation requires his personal participation or that of his spouse or relatives through second degree of consanguinity or affinity, or of partnerships or companies in which the Director involved holds a ten percent or higher equity interest directly or through other individuals or legal entities, or of partnerships or companies in which one of the above-mentioned persons is Director or the direct or indirect owner of 10% or more of the capital thereof, and the individuals on behalf of whom the Director may act.

If the act or contract involves material amounts, the Board of Directors shall act pursuant to the rules provided in article 44 of Law 18,046.

ARTICLE TWENTY-ONE. Directors shall he remunerated for holding office. Once a year, the Regular Stockholders' Meeting shall determine the remuneration of the Board and decisions in this respect shall have effect as from their approval through the following General Ordinary Shareholders Meeting.

The Annual Report submitted to the Regular Stockholders' Meeting for consideration shall contain a record of the Board expenses, grouped according to the relevant items and every remuneration received by the corporate Directors during the pertinent fiscal year, including remuneration received for different assignments or employment while discharging the office, or on account of entertainment expenses, travel allowances, fringe benefits and, generally, all other fees. Such special remunerations shall be listed separately in the Report, duly assessing those received in kind.

ARTICLE TWENTY-TWO. At its first meeting, the Board shall elect a Chairman and a Vice-Chairman from among its members and shall establish the day and time for regular meetings. An individual other than the General Manager or the Directors shall act as Secretary. Such Secretary, who will be appointed by the Board, shall:

a) Write and keep the minutes of the meetings;
b) Take charge of documents originating in the Board; and
c) Perform other functions as decided by the Board.

ARTICLE TWENTY-THREE. The Chairman of the Board, who shall be likewise President of Stockholders' Meetings, shall:

a) Preside over and direct Board and General Stockholders' Meetings;
b) Summon Board and General Stockholders' Meetings, pursuant to the provisions of these Bylaws and the Law; and
c) Perform all other functions contemplated in these Bylaws and the Law.

The Vice Chairman shall replace the Chairman in the event of his request, absence or temporary impossibility, which circumstance does not require substantiation before third parties.

In the event of absence of the Chairman and Vice Chairman, the Board may designate a director to replace him at the corresponding meeting and there shall be no need to verify this situation to third-parties.

ARTICLE TWENTY-FOUR. The Board of Directors represents the Company judicially and extrajudicially and to the effect of performing the corporate purpose, which does not require substantiation before third parties, and is vested with full management and disposal powers, other than the authority expressly reserved to Stockholders' Meetings under the Law or these Bylaws.

The indicated authority even covers the execution of such acts and contracts with respect to which the Law requires special power of attorney.

The foregoing applies notwithstanding the particular representation of the General Manager under the Law and these Bylaws.

The Board may delegate part of its powers to the Managers, Assistant Managers or Attorneys of the Company, to a Director or Committee of Directors and, for particularly determined purposes, to other individuals.

Under the personal liability of Directors participating in the pertinent decision, the Board may distribute interim dividends during the fiscal year against profits therein, provided no accumulated losses exist.

Payment of such dividends shall be carried out on the date determined by the Board.

"Article Twenty-Four Bis: In the exercise of the powers indicated in the preceding article, the Board must always act within the limits established by the investment and financing policy approved by the Regular Stockholders' Meeting, pursuant to the provisions of Article 119 of Decree Law 3500, of 1980, and its amendments".

SECTION FOUR

DIRECTORS' COMMITTEE

ARTICLE TWENTY-FOUR "A": As long as the Company is a publicly held corporation with an equity capital greater than or equal to the equivalent to UF 1,500,000, it shall be obligated to designate a Directors' Committee to be governed by the rules provided in article 50 bis of Law 18,046.

SECTION FIVE

GENERAL MANAGER

ARTICLE TWENTY-FIVE. The General Manager shall be appointed by the Board, which will establish his authority and duties and may replace him at will.

The General Manager, who will be subject to the disabilities, limitations, prohibitions and other obligations and legal provisions applicable to the Directors, insofar as compatible with the particular responsibilities of his office or function, shall be entrusted with the immediate supervision of the ordinary business and operations of the Company; shall represent the Company judicially with the authority set forth in both paragraphs of Article 7 of the Code of Civil Procedure; shall observe and enforce observance of the decisions of the Board and of General Stockholders' Meetings and shall be vested with such other authority as decided by the Board.

The position of General Manager is incompatible with that of Chairman, Director, Auditor or Accountant of the Company.

The General Manager shall have the right to be heard at Board meetings, and shall be accountable with the members thereof for decisions detrimental to the Company and its stockholders, whenever the minutes fail to contain record of his dissenting opinion.

ARTICLE TWENTY-SIX. In the event of illness or justified absence, which will not be necessary to prove to third parties, the General Manager shall be replaced in office by company officers pursuant to a hierarchy approved by the Board. These officers shall also be subject to the disabilities, limitations, prohibitions, obligations and other legal provisions applicable to the General Manager.

SECTION SIX

MANAGEMENT SUPERVISION

ARTICLE TWENTY-SEVEN. Each year, the Regular General Stockholders' Meeting shall appoint independent External Auditors to examine the books, inventory, balance sheet and other financial statements of the Company, with the obligation of reporting in writing to the next Regular Stockholders' Meeting on the performance of their commission.

The External Auditors shall be selected from among those registered in the Registry kept by the Superintendencia de Valores y Seguros de Chile (the Chilean Securities and Exchange Commission) and shall be liable for ordinary negligence in the damages caused to the shareholders due to their acts, reports or omissions.

ARTICLE TWENTY-EIGHT. The Regular General Stockholders' Meeting must also appoint each year, two Regular and two Deputy Accounting Inspectors to examine the books, inventory, balance sheet and other financial statements of the Company, with the responsibility of reporting in writing to the next Regular Stockholders' Meeting on the performance of their commission. In addition, the Accounting Inspectors may supervise corporate operations and inspect the work of the administrators and due performance of their duties under the law, regulations and bylaws.

ARTICLE TWENTY-NINE. The External Auditors and the Accounting Inspectors may attend Stockholders' Meetings with the right to speak but without the right to vote.

ARTICLE THIRTY. The Annual Report, Balance Sheet, Inventory, Minutes, Books, and reports of the External Auditors and the Accounting Inspectors, shall be made available to the stockholders for review at the corporate management office, fifteen days prior to the date set for the Stockholders' Meeting.

Stockholders may only examine said documents during the specified period.

Notwithstanding the foregoing, with the approval of three -fourths of the Directors in office, certain documents may be classified as confidential whenever referring to pending negotiations, the disclosure of which could damage the corporate interest.

Directors fraudulently or wrongfully casting their favorable vote on a declaration of secrecy shall be jointly liable for damages caused.

SECTION SEVEN

STOCKHOLDERS MEETINGS

ARTICLE THIRTY-ONE. Stockholders shall hold Regular and Special Meetings.

The former will be held once a year within the first four month period at the place, date and time determined by the Board of Directors in order to decide on the matters related to them without need of describing them in the corresponding summons.

The latter may be held at any time required by corporate needs, to decide on any matters which the Law or these Bylaws reserve to the particular consideration of Stockholders' Meetings, provided such matters are set forth in the relevant summoning notice.

Whenever a Special Stockholders' Meeting is required to decide on matters otherwise reserved to the Regular Stockholders' Meetings, its operation and decision shall require, as appropriate, the quorums applicable to the latter.

ARTICLE THIRTY-TWO. The following matters must be resolved at Regular Stockholders' Meetings:

a) Review of the situation of the Company and of the reports of the External Auditors and Accounting Inspectors, and the approval or rejection of the Annual Report, Balance Sheet, financial statements and demonstrations submitted by the Administrators or Liquidators of the Company;

b) Distribution of profits of each fiscal year and, particularly, the distribution of dividends;

c) Election or revocation of the Regular and Deputy members of the Board, Liquidators and management supervisors;

d) Determination of the remuneration of the Board; and

e) Generally, any other matter of corporate interest not reserved to Special Stockholders' Meetings.

"Article Thirty-Two Bis: Further to the provisions of the preceding article, the Regular Meeting must approve the investment and financing policy proposed by management, under the terms set forth in Article 119 of Decree Law No. 3500, of 1980, and its amendments.

ARTICLE THIRTY-THREE. The following matters must be resolved at a Special Stockholders' Meeting:

a) Dissolution of the Company;

b) Change, merger or division of the Company and amendment of its Bylaws;

c) Issue of bonds or debentures convertible into bonds;

d) Sale of fixed assets and liabilities of the Company or of its total assets;

e) Issue of real or personal guarantees to secure obligations of third parties, except third parties that are affiliate companies, in which event Board approval shall be sufficient, and

f) All other matters which under the Law or the Bylaws are reserved to the consideration or jurisdiction of Special Stockholders' Meetings.

Decisions on matters referred to in preceding letters (a), (b), (c) and (d), shall be taken only in Meetings held before a Notary Public, who shall certify the minutes to be a true reflection of the proceedings and decisions of the Meeting.

"Article Thirty-Three Bis: Without prejudice to the provisions of the preceding article, the Special Stockholders' Meeting shall also decide upon the following matters:

a) The sale of assets or rights of the Company declared to be essential for its operation in the investments and financing policy, as well as the constitution of guarantees thereupon; and

b) The advanced amendment of the investment and financing policy approved by the Regular Stockholders' Meeting".

ARTICLE THIRTY-FOUR. Stockholders' Meetings shall be summoned by the Board of Directors of the Company.

The Board shall summon:

a) Ordinary Meetings that shall be held during the first four month period of each year with the purpose of being informed about all the matters related to them;

b) Special Meetings whenever justified by the corporate interest, in the opinion of the Board;

c) Regular or Special Meetings, as appropriate, when so requested by stockholders representing at least ten percent of the issued voting stock, indicating in the request the matters intended for consideration at the pertinent meeting; and

d) Regular or Special Meetings, as appropriate, when so required by the Superintendencia de Valores y Seguros de Chile (the Chilean Securities and Exchange Commission), without detriment to the authority of the latter to summon such meetings directly.

Meetings summoned at the request of the stockholders or of the Superintendencia de Valores y Seguros de Chile (the Chilean Securities and Exchange Commission), as provided in foregoing letters (c) and (d), shall be held not later than thirty days from the request date.

ARTICLE THIRTY-FIVE. Regular and Special Stockholders' Meetings shall be summoned by means of a prominent notice published at least three times on different dates in a newspaper of the corporate domicile selected by the Stockholders' Meeting or, failing an agreement or in the event of suspension or discontinuity of the selected newspaper, in the Official Gazette, in the manner and under the conditions set forth by the Regulations.

Moreover, a summoning notice containing reference to the matters intended for discussion, shall be mailed to each stockholder at least fifteen days in advance of the pertinent meeting.

In turn, not less than fifteen days in advance of the intended date of the meeting the Company shall inform the Superintendencia de Valores y Seguros de Chile (the Chilean Securities and Exchange Commission) of its summons.

Second notices shall be published only after a meeting has failed to convene under the first notice and, in any event, the new meeting shall be called to meet not later than forty-five days from the date established for the meeting that failed to convene.

ARTICLE THIRTY-SIX. Only stockholders registered as such in the Stockholders Record five business days in advance of the date of the pertinent meeting shall participate in Stockholders' Meetings and exercise their rights to speak and vote.

Directors and Managers, other than stockholders, may participate in Stockholders' Meetings with the right to speak.

ARTICLE THIRTY-SEVEN. Unless different majorities are provided in the Law or in these Bylaws, Regular and Special Stockholders' Meetings shall convene on the first summons, in the presence of the absolute majority of issued voting shares and, on the second summons, with those present or represented, regardless of the number thereof.

ARTICLE THIRTY-EIGHT. Stockholders' Meetings shall be presided over by the Chairman of the Board or by whomever is acting in his place. The Secretary to the Board or otherwise the General Manager shall act as Secretary. In the absence of the indicated individuals, the participants in the meeting with voting rights shall appoint their temporary substitutes.

ARTICLE THIRTY-NINE. Stockholders may be represented at the Meetings by other individuals, who may or may not be stockholders themselves. The proxy must be issued in writing regarding all of the shares held by the principal and must include the references and requirements set forth in the Regulations to Law 18,046.

ARTICLE FORTY. Stockholders with the right to vote shall be entitled to one vote for each share they own or represent and, at elections held in Meetings, such stockholders may accumulate their votes in favor of a single person or otherwise distribute them at their convenience. Individuals obtaining the highest number of votes in a single ballot will be proclaimed elected, until filling in the available number of vacant offices.

"Article Forty Bis: Notwithstanding the provisions of the two preceding articles, no stockholder may exercise on his own or on behalf of other stockholders the right to vote for a percentage of the subscribed voting shares that exceeds the maximum concentration authorized in these Bylaws. For the calculation of this concentration, the shares of the stockholder must be added to those belonging to persons related to him. No person may represent stockholders who jointly represent a percentage exceeding the maximum concentration percentage authorized in these Bylaws.

ARTICLE FORTY-ONE. Participants in Stockholders' Meetings shall sign an attendance sheet, indicating after their signature their particular number of shares, the appropriate Series, the number of shares represented, the Series thereof and the name of the principal.

ARTICLE FORTY-TWO. Decisions of legally constituted Stockholders' Meetings taken pursuant to the laws in force and these Bylaws, are binding for all stockholders, without detriment to their right to withdraw from the Company as provided in Article Forty-Seven herein.

ARTICLE FORTY-THREE. Unless different majorities are required under the Law or these Bylaws, the decisions of Stockholders' Meetings shall be adopted with the consenting vote of the absolute majority of the voting stock present or represented.

ARTICLE FORTY-FOUR. The decisions of Stockholders' Meeting regarding the following matters shall require the consenting vote of two-thirds of the issued voting stock:

a) Transformation of the Company, its division and merger with another company;

b) Amendment of the term of duration of the Company;

c) Early dissolution of the Company;

d) Change of the corporate domicile;

e) Decrease of the corporate capital;

f) Approval of capital contributions and assessment of assets other than cash;

g) Modification of the authority reserved to Stockholders' Meetings or of limitations on the authority of the Board;

h) Reduction in the number of Board members;

i) Alienation of corporate assets and liabilities or of the aggregate assets of the Company. The alienation of 50% or more of its assets, whether or not including its liabilities, as well as the creation or modification of any business plan that envisages the alienation of assets in an amount exceeding said percentage. For these purposes, operations that are consummated through one or more acts related to any corporate asset are presumed to be one same alienation transaction during any period of twelve consecutive months.

j) Form of distributing corporate benefits; and

k) Grant of real or personal guarantees to secure third-party obligations exceeding 50% of the assets, excluding the case of subsidiaries, for which the approval of the Board of Directors shall suffice.

l) Acquisition of treasury stock, under the conditions established in articles 27A and 27B of law 18,046.

m) The cure of voidance caused by formal vices in the incorporation of the Company or any modification of its Corporate By-laws that includes one or more of the matters stated in the preceding paragraphs, and

n) All other matters stipulated in the Bylaws of the Company.

ARTICLE FORTY-FIVE. The amendment of the Bylaws whose purpose is to establish, change or otherwise eliminate preferences, shall require the consenting vote of two-thirds of the voting stock of the affected Series.

"Article Forty-Five Bis: As long as the Company is subject to the provisions contained in Section Twelve and other pertinent provisions of Decree Law No. 3500, of 1980, and its amendments, any amendment to the norms established in Articles One bis, Five bis, Seventeen bis, Twenty-four bis, Thirty-two bis, Thirty-three bis, Forty bis, Forty-seven bis, Fifty-One bis and Twenty-eight of these Bylaws, Transitory Articles Four and Five and in this article, shall require the quorum provided by Article 121 of said Decree Law No. 3500 or of the legal norm that replaces or modifies same".

ARTICLE FORTY-SIX. Shares held by stockholders who, for a period of five years, have failed to collect any dividends distributed by the Company or to attend Stockholders' Meetings shall not be counted for the purpose of quorums and majorities required at such Stockholders' Meetings. Upon removal of one of the indicated circumstances (such stockholder collects any dividend distributed by the Company or attends a Stockholders' Meeting), such stockholder's shares shall be once again counted for the purpose of quorums and majorities required at such Meetings.

ARTICLE FORTY-SEVEN. The approval by the Stockholders' Meeting of any of the matters contemplated in Article 69 of Law No. 18,046, shall entitle dissenting stockholders to withdraw from the Company upon being reimbursed by the Company for the value of their shares.

The provisions of Law No. 18,046 and its Regulations shall apply with respect to the term and conditions to exercise the right to withdraw, the price payable for the shares, the shares included in this right and other rules relative to this matter.

In any event, dissenting stockholders are those that in the respective Stockholders' Meeting have opposed the decision that grants the right to withdraw or otherwise those who, not having attended the Meeting, indicate their dissent in writing not later than thirty days from the date of the Stockholders' Meeting which adopted the decision causing such dissent.

"Article Forty-Seven Bis: The right to withdraw that a Pension Fund Association may exercise in the events stipulated in article 107 of Decree Law No. 3500, of 1980, shall be subject to the following special rules: a) The right to withdraw shall originate on the date of publication of the resolution of the Risk Classifying Committee that disapproves the actions of the Company, and the term for its exercise and for payment of the price of the shares becomes effective from that date, pursuant to the second paragraph of Article 71 of Law No. 18,046; and b) The value of shares that the Company must pay to the Pension Fund Association that exercises the right to withdraw shall be determined in the manner provided by Articles 77, 78, 79 and 80 of the Ministry of Finance's Government Decree No. 587, of August 4, 1982, Regulations on Corporations; but all terms established in said provisions shall become effective from the date of publication of the disapproving decree of the Risk Classifying Committee".

ARTICLE FORTY-EIGHT. Deliberations and decisions of Stockholders' Meetings shall be recorded in a Minute Book carried by the Secretary, if any, or otherwise by the Manager of the Company.

Minutes shall be signed by whomever acted as President and Secretary to the Meeting and by three stockholders elected therein, or by all those who attended the Meeting if less than three.

Minutes are deemed approved from the moment the Minutes are signed by the individuals indicated in the preceding paragraph, and the resolutions covered therein may be enforced from that date. Should any of the persons designated to sign the Minutes consider that the Minutes contain inaccuracies or omissions, such person may record such person's reservations prior to signing the Minutes. The minutes shall be signed and reservations shall be added thereto within a term of ten business days after the corresponding Stockholders Meeting.

Minutes may be recorded in the respective Minute Book by any means, provided those means assure that no insertions, deletions or any other alteration that may affect the exactness of the Minutes may be introduced therein. The above is without prejudice to the authority corresponding in this matter to the Superintendencia de Valores y Seguros de Chile (the Chilean Securities and Exchange Commission).

ARTICLE FORTY-NINE. Regular and Deputy Directors shall be elected as follows:

a) Regular Directors who represent Series "A" stockholders shall be elected by the stockholders of such Series and in such case, each stockholder may cast one vote per each share he owns or represents and may accumulate them in favor of a single individual or distribute them as he deems advisable. The persons who in the same and single voting obtain the highest number of votes shall be elected, until completing the number of Directors to be elected;

b) The election of Deputy Directors who represent Series "A" stockholders shall take place in the same election carried out to elect Regular Directors of that Series, and the votes that favor a determined Regular Director shall necessarily favor the Deputy Director nominated jointly with the Regular Director; and

c) The Regular Director on behalf of Series "B" shares shall be elected by the stockholders of that Series with the right to vote. Each stockholder shall cast his vote for a single person, and whoever obtains in the same and single voting the highest number of votes shall be elected.

The Deputy Director on behalf of Series "B" shares shall be elected by separate ballot pursuant to the norms indicated in the foregoing paragraph.

However, if a person is previously nominated to fill in the office of Deputy Director to an individual nominated to serve as Regular Director for this Series, the election of the latter as representative of the Series "B" stockholders shall consequently imply the election of the Deputy Director thus nominated.

SECTION EIGHT

BALANCE SHEET AND OTHER FINANCIAL STATEMENTS AND RECORDS, AND DISTRIBUTION OF PROFITS

ARTICLE FIFTY. The corporate financial year opens January 1st and closes December 31st each year, on which latter date the annual Balance Sheet shall be drawn up.

The Balance Sheet shall indicate the new value of the capital of the Company.

ARTICLE FIFTY-ONE. The Board of Directors of the Company shall submit to the consideration of the Regular General Stockholders' Meeting an itemized Annual Report on the situation of the Company in the past financial year, together with the Balance Sheet, Profit and Loss Statement and the Report of the External Auditors and the Accounting Inspectors. All these documents shall clearly reflect the financial standing of the Company at the closing date of the financial year, and the profits obtained or losses sustained during such year.

Whenever requested by stockholders holding or representing ten percent or more of the issued voting stock, the Annual Report shall include, in the form of an Exhibit, a true summary of the comments and proposals made by such stockholders in connection with the progress of corporate business.

In turn, all information generally sent by the Board to the stockholders in general, on account of the summons to a Stockholders' Meeting, namely proxies, substantiation of Board decisions or other similar matters, shall include pertinent comments and proposals formulated by the stockholders mentioned in the preceding paragraph.

The form, term and modes for the exercise of this right and the obligations to inform on the position of minorities must be exercised in the manner determined by the Regulations of Law No. 18,046.

"Article Fifty-One Bis: Without prejudice to the provisions of the preceding article, the Board shall submit to the Regular Stockholders' Meeting and must forward to each of the stockholders inscribed in the respective Record a copy of the report issued by the Accounting Inspectors on the investments and financing policy proposed by management".

ARTICLE FIFTY-TWO. On a date not later than the date of the first summoning notice to the Regular Stockholders' Meeting, the Board of Directors of the Company shall forward to each of the stockholders inscribed in the respective Record a copy of the Balance Sheet and Annual Report, including the decision of the Auditors and its explanatory notes, notwithstanding stipulations in a Circular Letter or recommendation by the Superintendency of Securities and Insurance.

If the Balance Sheet and Profit and Loss Statement are modified by the Meeting, the changes, in relevant matters, shall be forwarded to the respective stockholders within the fifteen days following the date of the Meeting.

ARTICLE FIFTY-THREE. The Company must publish the information determined by the Superintendencia de Valores y Seguros de Chile (the Chilean Securities and Exchange Commission) in its duly audited Balance Sheets and Profit and Loss Statements, in a newspaper of wide circulation in the corporate domicile, at least ten days and not exceeding twenty days prior to the date of the Meeting that must issue a pronouncement thereupon.

The documents indicated in the foregoing paragraph shall be filed within that same term with the Superintendencia de Valores y Seguros de Chile (the Chilean Securities and Exchange Commission), in the number of copies determined by same.

Should the Balance Sheet and Profit and Loss Stated be changed by the Meeting, the modifications, without prejudice to the obligation stipulated in Article 52 of these Bylaws, shall be published in the same newspaper that published said documents as provided in the first paragraph of this article, during the fifteen days following the date of the Meeting.

In case the Superintendencia de Valores y Seguros de Chile (the Chilean Securities and Exchange Commission) formulates any observations regarding such documents, it may order the publication of its observations in the manner it may determine.

ARTICLE FIFTY-FOUR. The Stockholders' Meetings that must decide regarding a determined period cannot postpone its pronouncements with respect to the Annual Report, Balance Sheet and Profit and Loss Statement submitted for its consideration, and must immediately resolve its approval, modification, or rejection of the amount of dividends to be paid during the term stipulated in Article 57 of these Bylaws.

If a Stockholders' Meeting rejects the Balance Sheet on the basis of specific substantiated remarks, the Board shall submit a new Balance Sheet for its consideration on the date determined by such Meeting, which date cannot be later than sixty days from the date of rejection.

If the Stockholders' Meeting rejects the new Balance Sheet submitted for its consideration, the appointment of the Board of Directors shall be considered revoked, without prejudice of the liabilities that may arise. A new Board shall be elected on this same opportunity.

The Directors that approved the Balance Sheet that resulted in the revocation of their appointment shall be disqualified for re-election in the ensuing full period.

ARTICLE FIFTY-FIVE. Dividends shall be paid exclusively from net profits for the period or from withheld profits reflected in Balance Sheets approved by Stockholders' Meetings.

However, in the event of accumulated losses, profits for the period shall be allocated first to absorb such losses.

Loss in a specific financial year shall be offset with withheld profits, if any.

ARTICLE FIFTY-SIX. Unless otherwise decided in the respective Stockholders' Meeting by the unanimous consenting vote of the issued stock, the Company shall distribute every year as dividend in cash to its stockholders, pro rata to their shares, at least thirty percent of the net profits for the period.

ARTICLE FIFTY-SEVEN. Payment of mandatory minimum dividends under the Law and these Bylaws may be demanded thirty days after the date of the Stockholders' Meeting which approved distribution of profits for the financial year.

Payment of additional dividends decided upon by the Stockholders' Meeting shall be made in the financial year in which the decision is taken and on the date determined by such Meeting or by the Board, whenever authorized by the Stockholders' Meeting to this effect.

Dividends shall be paid to the stockholders listed in the pertinent Record on the fifth business day preceding the dates set forth for payment thereof.

ARTICLE FIFTY-EIGHT. Unless otherwise decided in the pertinent Stockholders' Meeting by the unanimous consenting vote of the issued stock, dividends shall be paid in cash. However, payment of dividends exceeding the mandatory limits set forth by Law or these Bylaws, shall be met by giving the stockholders an option to receive such payment in cash, in bonus stock of its own issue, or in shares held by the Company in open corporations.

Optional dividends must comply with equity, information and other requirements provided in the Bylaws. However, stockholders failing to express a preference shall be understood to have decided for payment in cash.

ARTICLE FIFTY-NINE. Accrued dividends not paid or made available by the Company to its stockholders within the period indicated in Article Fifty-Seven hereof shall be readjusted to reflect the value experienced by the Unidad de Fomento from the date on which such dividends become demandable to that of actual payment. Moreover, such dividends shall accrue ordinary interest at the rate established for re-adjustable operations in the same period.

SECTION NINE

DISSOLUTION AND LIQUIDATION OF THE COMPANY

ARTICLE SIXTY. The Company shall be dissolved upon occurrence of any of the events set forth in Article 103 of Law 18,046, insofar as applicable thereto.

ARTICLE SIXTY-ONE. Upon dissolution, the Company shall subsist as a legal entity for the effects of its liquidation, and its Bylaws shall continue in force where applicable. In this event, the words "under liquidation" shall be added to its trade name.

ARTICLE SIXTY-TWO. In the event of dissolution, whether early or otherwise, a Stockholders' Meeting shall be summoned to appoint three individuals to carry out the liquidation, which Meeting at the same time shall fix their remuneration.

Of these three individuals, two shall be elected by the Series "A" stockholders and one by the Series "B" stockholders, as provided in Article Forty-Nine of these Bylaws.

ARTICLE SIXTY-THREE. The Liquidators shall remain in office three years and may be reelected only once.

All provisions of the Law and these Bylaws applicable to the Directors shall be applicable to the Liquidators, as appropriate.

ARTICLE SIXTY-FOUR. The Liquidators shall take office only after meeting all legal formalities set forth for the dissolution of the Company. In the meantime, the last Board of Directors shall continue to be responsible for the management of the Company.

ARTICLE SIXTY-FIVE. No liquidation shall be required if the Company is dissolved as a result of a single person becoming the holder of all its shares. In this event, the provisions of Article 108 of Law 18,046 shall apply.

ARTICLE SIXTY-SIX. The Stockholders' Meeting may revoke at any time the authority of the Liquidators appointed thereby, except when elected from a list of five names proposed by the Superintendencia de Valores y Seguros de Chile (the Chilean Securities and Exchange Commission)., in which case the revocation shall be effective only after it has been approved by the indicated Securities Commission.

The revocation of the Liquidators shall observe where applicable the provisions of Article Forty-Nine of these Bylaws.

ARTICLE SIXTY-SEVEN. The Liquidating Committee shall appoint a Chairman from among its members, who shall represent the Company judicially and extrajudicially.

The Liquidating Committee shall only do such things and enter into such contracts as directly tend to liquidate the Company; it shall represent the Company judicially and extrajudicially and shall be vested with all the powers of management and disposal not otherwise reserved for the Stockholders' Meetings under the Law or these Bylaws. The Liquidating Committee shall not require any special power of attorney whatsoever, not even to the effect of acts or contracts in respect of which the Law requires this formality.

Notwithstanding the foregoing provisions, Stockholders' Meetings held subsequent to the dissolution or to the Meeting deciding the dissolution may limit the authority of the Liquidating Committee by specifically setting forth the authority vested therein or denied thereto. The pertinent decision shall be recorded in a public deed and reference thereto must be noted on the margin of the corporation registration.

The judicial representation corresponding to the Liquidation Committee under this article does not affect the representation of the Chairman of such Committee as established in Article 11 of Law 18,046 and in the first paragraph herein. In both cases, the judicial representation shall include all authority under both paragraphs of Article 7 of the Code of Civil Procedure.

SECTION TEN

JURISDICTION AND ARBITRATION

ARTICLE SIXTY-EIGHT. The Directors and the Liquidators are understood to have the same domicile as the Company during their term of office for all relevant notices relating to affairs of the Company and responsibility for their acts.

ARTICLE SIXTY-NINE. Any differences arising between the stockholders in their capacity as such or between them and the Company or the managers thereof, during the life of the Company or during its liquidation, shall be settled by an arbitrator appointed by mutual agreement of the parties or, failing such agreement, by the Civil Courts of Justice. The arbitrator shall be bound by legal principles.

The foregoing is understood without prejudice to the fact that in the event of a conflict, the plaintiff may withdraw from the venue of the arbitrator and place the case before the Civil Courts of Justice for decision.

TRANSITORY ARTICLE ONE: Pursuant to the provisions in article 112 of Decree Law 3,500, the Company's refined assets, calculated as a proportion of its total assets based on the individual balance sheet, shall be the minimum value that is consistent with a factor of refined assets equal to one, according to the provisions in article 47 of the aforesaid decree law. This article shall cease to be effective as of August 1,2002.

The shareholders were called to approve or reject this text:

- All Shareholders present or represented at the meeting approved all items described above
- The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:
  - The Chilean pension funds stated that they approve the above proposal.
  - Citibank, N.A. acting for the ADR Holders voted as follows:
    Approve: 121,779,696 shares
    Reject: 196,848 shares
    Abstain : 1,612,488 shares

IV. Closing of the Extraordinary Shareholders' Meeting

The Chairman closed the Extraordinary Shareholders' meeting at 13:30 hrs., after thanking the Shareholders for their kind attendance.

Minutes of Shareholders' Meeting were signed by the following people:

MR. JUAN SEBASTIAN BACAREZA O. MR. RAMON LAGOS S.

MR. CLAUDIO UNDURRAGA A. MR. CRISTIAN ANINAT S.

MR. BRUNO PHILIPPI I.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.



By: ______________________
Julio Covarrubias F.
Chief Financial Officer

Date: May 9, 2002